SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 8 December, 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

***BANK OF IRELAND TO EXCHANGE LOWER TIER 2 SECURITIES***

Bank of Ireland today announces that it is to make an Exchange Offer for up to an  aggregate of €1.5bn of its the outstanding Lower Tier 2 securities (four Euro securities, four Sterling securities and one US Dollar security) with a nominal value equivalent to circa €3.1 billion. Those accepting the Exchange Offer will receive new 13 month government guaranteed senior securities reflective of current market pricing expectations.

The Lower Tier 2 securities currently trade at significant discounts to their original issue prices. The transaction is expected to be equity accretive.

The Exchange Offer commences today, 8 December 2010. The Announcement of Exchange Offer Results is expected to occur at or around 4.00 p.m. (London time) on 17 December 2010.

Further details on the exchange offer, including the restrictions on participation in the exchange offer are set out in the Exchange Offer Memorandum.

Bank of Ireland Contact Details:

Brian Kealy, Head of Capital Management        Tel: +353 76 623 4719
Colin Reddy, Capital Management                    Tel: +353 76 623 4722

The offer is not being made in the United States.  The offered securities have not been and will not be registered under the U.S. Securities Act of 1933 and securities may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirements thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 8 December, 2010